SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2007

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

February 14th, 2007

FINANCIAL YEAR 2006-07

EXCELLENT THIRD QUARTER RESULTS

➢	Turnover up 5.9% to 5.75 billion Euros
➢	Operating income up 32.6% to 252 million Euros

NINE MONTHS TO 31st DECEMBER 2006

➢	Operating income of 1.23 billion Euros, up 31%
➢	Adjusted[1] operating margin of 7.8%, up one point
➢	Net income, group share of 847 million Euros, up 73.9% versus 31st December 2005 excluding the Amadeus operation

The board of Directors of Air France-KLM, at a meeting on 13th February 2007 chaired by Jean-Cyril Spinetta, examined the accounts for the Third Quarter of Financial Year 2006-07.

Consolidated figures in IFRS

Financial year 2006-07 (in € millions)	Third Quarter to 31st December			Nine months to 31st December
	2006	2005	Change	2006	2005	Change
Turnover	5,751	5,429	+5.9%	17,684	16,251	+8.8%
Operating income	252	190	+32.6%	1,231	940	+31.0%
Pre- tax income of fully integrated companies	216	108	+100.0%	1,046	1,271(1)	nm
Net income, Group share	229	77	nm	847	906(2)	nm
Net income, Group share excl. Amadeus capital gain	229	77	nm	847	487	+73.9%
Net earnings per share (in €)	0.87	0.30	+190.0%	3.19	3.45	nm
Net diluted earnings per share (in €)	0.79	0.28	+182.1%	2.93	3.22	nm

  (1) Includes gross capital gain in respect of Amadeus of 504 million Euros

  (2) Includes net capital gain in respect of Amadeus of 419 million Euros

Third Quarter to 31st December 2006: operating income of 252 million Euros (190 million Euros at 31st December 2005)

Passenger activity remained dynamic with buoyant unit revenues, against a favourable economic backdrop including a drop in oil prices back to the levels of a year ago. On the other hand, the Cargo activity experienced another difficult quarter during which the competitive environment remained highly aggressive.

1 Based on operating income adjusted for the portion of operating leases corresponding to financial charges (34%).

Internet site: www.airfranceklm-finance.com

Investor contact: Dominique Barbarin – +33 (0)1 41 56 88 60 – dobarbarin@airfrance.fr

Analyst contact: Fabrice Andriveau – +33 (0)1 41 56 72 59 – faandriveau@airfrance.fr

1/11

Group turnover rose by 5.9% to 5.75 billion Euros for production measured in equivalent available seat kilometres (EASK) up by 3.9%. Unit revenue per EASK was up 1.8% and by 3.3% excluding currency effects. Operating costs rose 5.0% to 5.50 billion Euros. Excluding fuel costs they rose 4.2%. Unit costs per EASK were up 0.9%, but remained stable (-0.1%) on a constant currency and fuel price basis.

The main changes in operating costs were as follows:

-

The fuel bill rose 8.3% to 1.08 billion Euros (versus 1 billion Euros at 31st December 2005) reflecting a rise in volume of 2%, a rise in jet fuel prices after hedging of 12% and a favourable currency effect of 6%.

-	Employee costs rose by 4.8% to 1.67 billion Euros, mainly as a result of a 12% increase in social security costs linked to the contribution of Air France to the general unemployment insurance scheme.

Operating income amounted to 252 million Euros versus 190 million Euros at 31st December 2005, a rise of 32.6%. The adjusted1 operating margin progressed by 0.8 points to 5.3%.

Pre-tax income of fully integrated companies amounted to 216 million Euros (versus 108 million Euros at 31 st December 2005). Following the four point reduction in the Dutch tax rate (to 25.6% as of 1st January 2007), the Group wrote back 73 million Euros relating to various provisions for deferred tax, resulting in to the booking of a tax income of 10 million Euros compared with a charge of 36 million Euros a year earlier. The contribution from associates was 8 million Euros versus 6 million Euros at 31 st December 2005. Net income, group share amounted to 229 million Euros (versus 77 million Euros a 31st December 2005).

Information by business

Passenger activity

In the three months to 31st December 2006, traffic rose 4.3% with a 4.7% rise in capacity, and the load factor was therefore maintained at the high level of 79.8% (-0.3 points).

Total passenger turnover was up 7.1% to 4.52 billion Euros. Operating income amounted to 168 million Euros versus 99 million Euros at 31st December 2005, a rise of 69.7%.

	Three months to 31st December
	2006	2005	Change
Total passenger business turnover (in € m)	4,525	4,225	+7.1%
Turnover from regular passenger business (in € m)	4,264	3,968	+ 7.5%
Unit revenue per RPK (in € cts)	8.76	8.51	+3.0%
Unit revenue per ASK (in € cts)	6.99	6.81	+2.6%
Unit cost per ASK (in € cts)	6.63	6.55	+1.2%
Operating income (in € m)	168	99	+69.7%

The yield (RRPK) increased by 4.3% on a constant currency basis while unit revenue per available seat kilometer (RASK) was up by 4.0%. Unit costs per available seat kilometer were up by 0.4% on a constant currency and fuel price basis.

Cargo activity

The cargo activity in the Third Quarter was stable in terms of traffic (+0.1%) as well as capacity (-0.7%). The load factor stood at 69.8% (+0.6 points).

______________________

[1]	Based on operating income adjusted for the portion of operating leases corresponding to financial charges (34%).

2/11

Under the combined effect of pressure on unit revenues and a negative currency impact, total cargo turnover fell 3.0% to 789 million Euros. Operating income amounted to 62 million Euros versus 98 million Euros at 31st December 2005.

	Three months to 31st December
	2006	2005	Change
Total cargo business turnover (in € m)	789	813	-3.0%
Turnover from transportation of cargo (in € m)	735	760	-3.3%
Unit revenues per RTK (in € cts)	25.10	25.96	-3.3%
Unit revenues per ATK (in € cts)	17.52	17.96	-2.5%
Unit costs in ATK (in € cts)	16.06	15.65	+2.6%
Operating income (in € m)	62	98	-36.7%

Unit revenue per revenue tonne kilometre (RRTK) was down by 0.7% on a constant currency basis while the yield was stable (+0,1%). Unit costs rose 1.2% on a constant currency and fuel cost basis.

Maintenance activity

The maintenance activity saw revenues up 9.7% year-on-year to 260 million Euros. Operating income rose by 12.5% to 27 million Euros at 31st December 2006.

Other activities

Turnover from the Group’s other activities amounted to 177 million Euros versus 154 million Euros at 31st December 2006, up 14.9%. The operating result improved significantly from a loss of 31 million Euros at 31st December 2005 to a loss of 5 million Euros at 31st December 2006.

Nine months to 31st December 2006: Operating income of 1.23 billion Euros and an adjusted1 operating margin of 7.8%, up one point

Turnover for the first nine months of financial year 2006-07 rose by 8.8% to 17.68 billion Euros for production measured in equivalent available seat kilometers (EASK) up 4.4%. Unit revenue per EASK rose 4.2% (4.5% on a constant currency basis). Operating charges were up 7.5% to 16.45 billion Euros. Excluding fuel costs they rose by 4.7%. Unit costs per EASK were up by 2.8% but decreased by 0.6% on a constant currency and fuel cost basis.

The main factor in the rise in operating charges over the period was once again the fuel bill which increased by 20.1% to 3.26 billion Euros reflecting a volume effect of 3%, a price effect after hedging of 19% and a favourable currency effect of 2%.

Operating income amounted to 1.23 billion Euros, up 31.0% (versus 940 million Euros at 31st December 2005). The adjusted1 operating margin gained one point to 7.8%.

The increase in interest rates is favourable for the Group as the amount of cash invested at variable rates exceeds the level of variable rate debt. As a result, the net cost of financial debt was reduced by 35.7% from 171 million Euros at 31st December 2005 to 110 million Euros at 31st December 2006.

Pre-tax income of fully integrated companies amounted to 1.05 billion Euros versus 1.27 billion Euros after the capital gain on Amadeus at 31st December 2005.

After a tax charge of 228 million Euros (versus 328 million Euros a year earlier) and a contribution from associates of 23 million Euros (-23 million Euros at 31st December 2005), net income, group share amounted to 847 million Euros versus 906 million Euros a year earlier.

1 Based on operating income adjusted for the portion of operating leases corresponding to financial charges (34%).

3/11

Excluding the Amadeus operation, it would have risen by 73.9% year-on-year. Earnings per share stood at 3.19 Euros against 3.45 Euros at 31st December 2005.

Information by business

Passenger activity

For the first nine months of the financial year the passenger activity saw a 5.7% rise in traffic and a 5.0% increase in capacity, leading to a 0.5 point rise in the load factor to 81.8%. Air France-KLM carried 56.5 million passengers during this period, a rise of 5.1%.

Total passenger turnover rose by 9.2% to 14.01 billion Euros. Operating income was up 48% to 1.03 billion Euros at 31st December 2006.

	Nine months to 31st December
	2006	2005	Change
Total passenger business turnover (in € m)	14,011	12,825	+9.2%
Turnover from regular passenger business (in € m)	13,324	12,056	+9.8%
Unit revenue per RPK (in € cts)	8.71	8.39	+3.8%
Unit revenue per ASK (in € cts)	7.13	6.82	+4.6%
Unit cost per ASK (in € cts)	6.50	6.35	+2.4%
Operating income (in € m)	1,036	700	+48.0%

On a constant currency basis, the yield (RRPK) rose by 4.0% and revenue per available seat kilometer (RASK) was up 4.7%. Unit costs per available seat kilometer were down by 0.5% on a constant currency and fuel price basis.

Cargo activity

After a good first quarter, the detrioration in the sector during the last six months weighed on the cargo activity, which saw a rise in traffic of 2.2% and an increase in capacity limited to 1.3%. The load factor stood at 66.5% (+0.6 points).

Total cargo turnover amounted to 2.24 billion Euros against 2.17 billion Euros at 31st December 2005, up 3.3%. Operating income amounted to 84 million Euros compared with 143 million Euros a year earlier, a decline of 41.3%.

	Nine months to 31st December
	2006	2005	Change
Total cargo turnover (in € m)	2,242	2,171	+3.3%
Turnover from transportation of cargo (in € m)	2,078	2,015	+3.1%
Unit revenues per RTK (in € cts)	24.86	24.66	+0.8%
Unit revenues per ATK (in € cts)	16.53	16.25	+1.7%
Unit costs per ATK (in € cts)	15.75	14.97	+5.2%
Operating income (in € m)	84	143	-41.3%

On a constant currency basis, the cargo yield (RRTK) was up by 1.7% and unit revenues per available tonne kilometre (RATK) by 2.7%. Unit costs rose 0.4% on a constant currency and fuel price basis.

Maintenance activity

The maintance business generated turnover of 740 million Euros, a rise of 14.2% (versus 648 million Euros at 31st December 2005). Operating income declined from 64 million Euros at 31st December 2005 to 41 million Euros at 31st December 2006, down 35.9%. However, it should be noted that the results of the maintenance activity have improved consistently over the last six months.

4/11

Other activities

Other activities mainly consist of the catering business and the charter activity of KLM, operated via its subsidiary, transavia.com. Turnover from these businesses amounted to 691 million Euros, up 13.8%. Of this, catering accounted for 124 million Euros (+11.7%) and the charter activity for 473 million Euros (+8.2%). Operating income rose from 33 million Euros at 31st December 2005 to 70 million Euros at 31st December 2006. This improvement stemmed mainly from Transavia, whose operating income rose from 47 million Euros to 64 million Euros, and the Air France-KLM holding company which was at break-even, compared with a loss of 7 million Euros at 31st December 2005.

Financial position: free cash flow of 691 million Euros

Tangible and intangible investments by the Air France-KLM Group amounted to 1.71 billion Euros during the first nine months of Financial Year 2006-07 compared with 1.93 billion Euros a year earlier. They were funded by operating cash flow of 2.31 billion Euros (versus 2.03 billion Euros at 31st December 2005). Proceeds from asset disposals amounted to 84 million Euros (versus 187 million Euros at 31st December 2005). The cash position stood at 4.47 billion Euros at 31st December 2006, an increase of 764 million Euros since 31st March 2006. In addition, the Group still has 1.7 billion Euros in available credit facilities at its disposal.

Net debt fell by 642 million Euros during the first nine months of the year to 3.74 billion Euros (from 4.38 billion Euros at 31st March 2006). In spite of a negative change in the value of derivative instruments of 609 million Euros, Shareholders’ funds amounted to 8.05 billion Euros against 7.85 billion Euros at 31st March 2006. The gearing ratio therefore declined from 0.56 at 31st March 2006 to 0.46 at 31st December 2006 (0.67 at 31st December 2005).

Outlook for Full Year 2006-07

Taking into account levels of traffic, unit revenues and forward bookings since the beginning of the year as well as a fuel bill estimated at some 1.02 billion Euros, Air France-KLM’s objective is to break even in the Fourth Quarter, thereby confirming the very strong results for the Full Year 2006-07.

Agenda

Wednesday, February 14th 2007:

➢	Audio-web conference at 4:00 pm (CET)

to connect to the conference call, please dial:

-	UK 00 44 207 162 0125 (password: AKH)
-	US 1 334 323 6203 (password: AKH)

➢	To see the presentation, go to the following website:

http://airfranceklm.momentys.com (password: AKHQ3)

➢	For instant replay, please dial:
-	UK 020 7031 4064 (code: 735088)
-	US 1 954 334 0342 (code: 735088)

5/11

Forward-looking statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward looking statements which include but are not limited to statements concerning the financial condition, results of operations and business of Air France KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors many of which are outside of Air France-KLM’s control and are difficult to predict that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic. Business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France-KLM’s Securities and Exchange Commission filings including its Annual Reports on Form 20-F for the year ended March 31, 2006. Air France-KLM undertakes no obligation to update or revise any forward-looking statement whether as a result of new information, future events or otherwise.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN AIR FRANCE KLM’S REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION STATEMENT NO. 333-114188). AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED. TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

6/11

FLEET AS OF 31 DECEMBER 2006

AIR FRANCE FLEET

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/06	12/31/06	3/31/06	12/31/06	3/31/06	12/31/06	3/31/06	12/31/06	3/31/06	12/31/06
B747-400	8	9	1		7	7	16	16	16	16
B747-300/200	6	4					6	4	4
B777-200/300	19	23	4	4	15	15	38	42	37	42
A340-300	10	10	3	3	7	7	20	20	20	19
A330-200	6	6	1	1	9	9	16	16	16	16
Long-haul fleet	49	52	9	8	38	38	96	98	93	93
B747-400	2	2			3	3	5	5	5	5
B747-200	5	5	1	1	1	1	7	7	7	7
Cargo	7	7	1	1	4	4	12	12	12	12
A321	11	11			2	2	13	13	13	13
A320	49	52	3		16	15	68	67	66	67
A319	20	19	4	4	21	24	45	47	44	46
A318	12	16					12	16	12	16
B737-500	3	3			9	4	12	7	11	7
Medium-haul fleet	95	101	7	4	48	45	150	150	146	149
Total Air France fleet	151	160	17	13	90	87	258	260	251	254

REGIONAL FLEET

BRIT AIR

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/06	12/31/06	3/31/06	12/31/06	3/31/06	12/31/06	3/31/06	12/31/06	3/31/06	12/31/06
Canadair Jet 100	2	2	11	11	6	6	19	19	19	18
Canadair Jet 700	2	3	10	9			12	12	12	12
F100-100	5	5			8	8	13	13	13	13
Total	9	10	21	20	14	14	44	44	44	43

CITY JET

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/06	12/31/06	3/31/06	12/31/06	3/31/06	12/31/06	3/31/06	12/31/06	3/31/06	12/31/06
BAE146-200/300*	5	5	1	1	13	14	19	20	19	20
AVRO RJ 85		10						10
Total	5	15	1	1	13	14	19	30	19	20

*	including 2 aircraft sub-leased by KLM U.K. to CityJet

REGIONAL

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/06	12/31/06	3/31/06	12/31/06	3/31/06	12/31/06	3/31/06	12/31/06	3/31/06	12/31/06
BEECH 1900-D	3	3	1	1	1	1	5	5
EMB190						1		1		1
EMB145-EP/MP	2	2	17	17	9	9	28	28	28	28
EMB135-ER	2	2	3	3	4	4	9	9	9	8
EMB120-ER	8	9	1		2		11	9	9	9
F100-100	1	3	1	1	7	6	9	10	9	10
F70-70			5	5			5	5	5	5
SAAB 2000					5		5		5
Total	16	19	28	27	28	21	72	67	65	61

Total Regional fleet	30	44	50	48	55	49	135	141	128	124

TOTAL Air France Group	181	204	67	61	145	136	393	401	379	378

7/11

FLEET AS OF 30 DECEMBER 2006

KLM AND TRANSAVIA FLEET

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/06	12/31/06	3/31/06	12/31/06	3/31/06	12/31/06	3/31/06	12/31/06	3/31/06	12/31/06
B747-400	6	9	16	13			22	22	22	22
B777-200			5	6	6	7	11	13	11	13
MD11		2	8	6	2	2	10	10	10	10
A330-200			3	6			3	6	3	6
B767-300					8	3	8	3	8	3
Long-haul fleet	6	11	32	31	16	12	54	54	54	54
B747-400			3	3			3	3	3	3
Cargo			3	3			3	3	3	3
B737-900			2	2	3	3	5	5	5	5
B737-800	3	6	23	20	4	5	30	31	30	31
B737-700			5	5	5	5	10	10	10	10
B737-400	6	6			7	7	13	13	13	13
B737-300	6	6	1	1	7	7	14	14	14	14
Medium-haul fleet	15	18	31	28	26	27	72	73	72	73
Total KLM fleet	21	29	66	62	42	39	129	130	129	130

REGIONAL FLEET

KLM Cityhopper

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/06	12/31/06	3/31/06	12/31/06	3/31/06	12/31/06	3/31/06	12/31/06	3/31/06	12/31/06
F70	18	18	3	3			21	21	21	21
F50	2	6	4		2	2	8	8	8	8
Total KLM Cityhopper fleet	20	24	7	3	2	2	29	29	29	29

KLM Cityhopper UK

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/06	12/31/06	3/31/06	12/31/06	3/31/06	12/31/06	3/31/06	12/31/06	3/31/06	12/31/06
F100	7	8	11	11			18	19	18	18
F50					6	6	6	6	6	6
Total KLM Cityhopper UK fleet	7	8	11	11	6	6	24	25	24	24

Total Regional fleet	27	32	18	14	8	8	53	54	53	53

TOTAL KLM Group	48	61	84	76	50	47	182	184	182	183

	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/06	12/31/06	3/31/06	12/31/06	3/31/06	12/31/06	3/31/06	12/31/06	3/31/06	12/31/06
TOTAL Air France- KLM Group	229	265	151	137	195	183	575	585	561	561

8/11

AIR FRANCE KLM GROUP

INCOME STATEMENT

in millions of euros	3rd quarter (October to December)			9 months (April to December)
	2006-07	2005-06	variation	2006-07	2005-06	variation
Passenger traffic revenue	4 264	3 968	7.5%	13 234	12 056	9.8%
Other passenger revenue	261	257	1.6%	777	769	1.0%
Total passenger revenue	4 525	4 225	7.1%	14 011	12 825	9.2%
Cargo traffic revenue	735	760	-3.3%	2 078	2 015	3.1%
Other cargo revenue	54	53	1.9%	164	156	5.1%
Total cargo revenue	789	813	-3.0%	2 242	2 171	3.3%
Maintenance revenue	260	237	9.7%	740	648	14.2%
Other business revenue	177	154	14.9%	691	607	13.8%
SALES	5 751	5 429	5.9%	17 684	16 251	8.8%
Other revenues	1	(2)	na	4	4	na

EXTERNAL EXPENSES	(3 306)	(3 112)	6.2%	(9 938)	(9 039)	9.9%
Aircraft fuel	(1 083)	(1 000)	8.3%	(3 264)	(2 717)	20.1%
Chartering costs	(161)	(160)	0.6%	(491)	(449)	9.4%
Aircraft operating lease costs	(148)	(167)	-11.4%	(453)	(476)	-4.8%
Landing fees and en route charges	(425)	(401)	6.0%	(1 306)	(1 221)	7.0%
Catering	(104)	(101)	3.0%	(319)	(307)	3.9%
Handling charges and other operating costs	(317)	(307)	3.3%	(952)	(904)	5.3%
Aircraft maintenance costs	(227)	(188)	20.7%	(661)	(532)	24.2%
Commercial and distribution costs	(293)	(291)	0.7%	(913)	(927)	-1.5%
Other external expenses	(548)	(497)	10.3%	(1 579)	(1 506)	4.8%
Salaries & related costs	(1 672)	(1 597)	4.7%	(4 977)	(4 732)	5.2%
Taxes other than income tax	(72)	(56)	28.6%	(201)	(168)	19.6%
Charge to depreciation/amortization, net	(446)	(423)	5.4%	(1 316)	(1 232)	6.8%
Charge to operating provisions, net	(1)	(21)	-95.2%	(24)	(82)	-70.7%
Other income and charges, net	(3)	(28)	na	(1)	(62)	na

OPERATING INCOME	252	190	32.6%	1 231	940	31.0%

Gain on disposal of flight equipment, net	5	1	na	10	1	na
Amortization of negative goodwill	0	0	na		5	na
Other non-current income and expenses, net	5	(12)	na	(25)	522	na

INCOME FROM OPERATING ACTIVITIES	262	179	na	1 216	1 468	na

Gross cost of financial debt	(91)	(101)	-9.9%	(284)	(289)	-1.7%
Income from cash & cash equivalent	66	44	50.0%	174	118	47.5%

Net cost of financial debt	(25)	(57)	-56.1%	(110)	(171)	-35.7%
Other financial income and expenses	(21)	(14)	na	(60)	(26)	na
PRE-TAX INCOME OF CONSOLIDATED COMPANIES	216	108	100.0%	1 046	1 271	-17.7%
Income tax	10	(36)	-127.8%	(228)	(328)	-30.5%
NET INCOME OF CONSOLIDATED COMPANIES	226	72	213.9%	818	943	-13.3%

Share of profits (losses) of associates	8	7	na	23	(23)	na
NET INCOME FROM CONTINUING OPERATIONS	234	79	196.2%	841	920	-8.6%
Net income from discontinued operations	-	-		-	-

INCOME BEFORE MINORITY INTERESTS	234	79	196.2%	841	920	-8.6%
Minority interests	(5)	(2)	na	6	(14)	na

NET INCOME - GROUP SHARE	229	77	197.4%	847	906	-6.5%

9/11

	in millions of euros
ASSETS	31 December	31 March
	2006	2006
Goodwill	204	208
Intangible assets	424	428
Flight equipment	11 415	11 017
Other property, plant and equipment	1 977	1 955
Investments in equity associates	244	204
Pension assets	2 074	1 903
Other financial assets	1 083	1 182
of which deposits on financial debt	798	875
Deferred tax assets	2	7
Other non current assets	685	1 082
Total non-current assets	18 108	17 986
Other short term financial assets	800	932
of which marketable securities (3 months to 1 year) deposits on financial debt	739	932
Inventories	343	340
Account receivables	2 344	2 518
Income tax receivables		1
Other current assets	989	1 756
Cash and cash equivalents	3 987	2 946
Total current assets	8 463	8 493

Total assets	26 571	26 479

LIABILITIES AND EQUITY	31 December	31 March
	2006	2006
Issued Capital	2 290	2 290
Additional paid-in capital	430	430
Treasury shares	(36)	(58)
Reserves and retained earnings	5 253	5 072
Equity attributable to equity holders of Air France KLM SA	7 937	7 734
Minority interests	113	119
Total Equity	8 050	7 853
Provisions and retirement benefits	1 403	1 453
Long-term debt	7 930	7 826
Deferred tax	811	839
Other non-current liabilities	503	417
Total non-current liabilities	10 647	10 535
Provisions	223	192
Short term portion of long-term debt	1 143	1 260
Trade payables	1 990	2 039
Deferred revenue on ticket sales	1 840	2 062
Current tax liabilities	5	167
Other current liabilities	2 516	2 269
Bank overdrafts	157	102
Total current liabilities	7 874	8 091

Total liabilities and equity	26 571	26 479

10/11

STATEMENT OF CONSOLIDATED CASH FLOW

	in millions of euros
Period from April 1 to December 31,	2006	2005
Income for the period	841	920
Amortization, depreciation and operating provisions	1 340	1 314
Financial provisions	16	(1)
Gain on disposals of tangible and intangible assets	(16)	(46)
Gain on disposals of subsidiaries and associates	(1)	(1)
Gain on Amadeus GTD transaction	-	(504)
Derivatives	45	(5)
Unrealized foreign exchange gains and losses, net	(14)	21
Negative goodwill	-	(5)
Share of profits (losses) of associates	(23)	23
Deferred taxes	243	169
Other non-monetary items	(103)	50
Subtotal	2 328	1 935
(Increase) / decrease in inventories	(11)	(56)
(Increase) / decrease in trade receivables	84	(232)
Increase / (decrease) in trade payables	92	215
Change in other receivables and payables	(178)	169
Net cash flow from operating activities	2 315	2 031
Acquisitions of subsidiaries and investments in associates, net of cash acquired	(23)	(48)
Purchase of property plant and equipment and intangible assets	(1 709)	(1 935)
Proceeds on disposal of subsidiaries and investments in associates	35	35
Proceeds on Amadeus GTD transaction	-	817
Proceeds on disposal of property plant and equipment and intangible assets	84	187
Dividends received	6	7
Decrease (increase) in investments, net between 3 months and 1 year	215	55
Flux net de trésorerie lié aux opérations d'investissements	(1 392)	(882)
Issuance of long-term debt	1 085	1 258
Repayments on long term debt	(449)	(455)
Payment of debt resulting from finance lease liabilities	(498)	(353)
Increase in loans	(40)	(108)
Decrease in loans	50	56
Dividends paid	(82)	(41)
Net cash flow from financing activities	66	357
Effect of exchange rate on cash and cash equivalents	(3)	1
Change in cash and cash equivalents	986	1 507

Cash and cash equivalents at beginning of period	2 844	2 238
Cash and cash equivalents at end of period	3 830	3 745

11/11

Air France – KLM Group

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European

Commission for use in the European Union

April 1, 2006 – December 31, 2006

Groupe Air France – KLM

CONSOLIDATED INCOME STATEMENTS

In € millions Period from April 1 to December 31,	Notes	2006	2005
Sales	4	17 684	16 251
Other revenues		4	4

Revenues		17 688	16 255

External expenses	5	(9 938)	(9 039)
Salaries and related costs	6	(4 977)	(4 732)
Taxes other than income taxes		(201)	(168)
Amortization and depreciation		(1 316)	(1 232)
Provisions		(24)	(82)
Other income and expenses		(1)	(62)

Income from current operations		1 231	940

Sales of aircraft equipment	7	10	1
Negative goodwill		-	5
Other non-current income and expenses	7	(25)	522

Income from operating activities		1 216	1 468

Cost of financial debt		(284)	(289)
Income from cash and cash equivalents		174	118

Net cost of financial debt		(110)	(171)

Other financial income and expenses		(60)	(26)

Income before tax		1 046	1 271

Income taxes		(228)	(328)

Net income of consolidated companies		818	943

Share of profits (losses) of associates		23	(23)

Net income from continuing operations		841	920

Net income from discontinued operations		-	-

Income for the period		841	920
- Group		847	906
- Minority interest		(6)	14

Earnings per share – Group
- basic		3,19	3,45
- diluted		2,93	3,22

Groupe Air France – KLM

CONSOLIDATED BALANCE SHEETS

Assets In € millions	Notes	December 31, 2006	March 31, 2006

Goodwill		204	208

Intangible assets		424	428

Flight equipment		11 415	11 017

Other property, plant and equipment		1 977	1 955

Investments in equity associates		244	204

Pension assets		2 074	1 903

Other financial assets		1 083	1 182

Including deposits linked to financial leases		798	875

Deferred tax assets		2	7

Other non current assets		685	1 082

Total non current assets		18 108	17 986

Other short term financial assets		800	932

Including investments between 3 months and 1 year and deposits linked to financial leases		739	932

Inventories		343	340

Account receivables		2 344	2 518

Income tax receivables		-	1

Other current assets		989	1 756

Cash and cash equivalents		3 987	2 946

Total current assets		8 463	8 493

Total assets		26 571	26 479

Groupe Air France – KLM

Liabilities and equity In € millions	Notes	December 31, 2006	March 31, 2006

Issued capital		2 290	2 290

Additional paid-in capital		430	430

Treasury shares		(36)	(58)

Reserves and retained earnings		5 253	5 072

Equity attributable to equity holders of Air France-KLM SA		7 937	7 734

Minority interests		113	119

Total Equity		8 050	7 853

Provisions and retirement benefits		1 403	1 453

Long-term debt		7 930	7 826

Deferred tax		811	839

Other non-current liabilities		503	417

Total non-current liabilities		10 647	10 535

Provisions		223	192

Short term portion of long-term debt		1 143	1 260

Trade payables		1 990	2 039

Deferred revenue on ticket sales		1 840	2 062

Current tax liabilities		5	167

Other current liabilities		2 516	2 269

Bank overdrafts		157	102

Total current liabilities		7 874	8 091
Total liabilities		18 521	18 626

Total liabilities and equity		26 571	26 479

Air France – KLM Group

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

In € millions

	Number of shares	Issued capital	Additional paid-in capital	Treasury shares							Equity attributable to holders of Air France- KLM SA	Minority interests	Total equity
					Retained earnings	Derivatives reserve	Available for sale securities reserve	Currency translation adjustment	Other reserves	Total
March 31, 2005	269 383 518	2 290	384	(19)	3 260	-	-	(6)	-	3 254	5 909	111	6 020
Gain / (loss) on revaluation of fixed assets reclassified as available for sale assets	-	-	-	-	-	-	(3)	-	-	(3)	(3)	-	(3)
Gain / (loss) on cash flow hedges	-	-	-	-	-	882	-	-	-	882	882	3	885
Currency translation adjustment	-	-	-	-	-	-	-	8	-	8	8	4	12
Income for the period	-	-	-	-	906	-	-	-	-	906	906	14	920
Total of gains / (losses) recorded	-	-	-	-	906	882	(3)	8	-	1 793	1 793	21	1 814
Stock based compensation (ESA)	-	-	-	-	(88)	-	-	-	-	(88)	(88)	-	(88)
Stock component of convertible bonds (OCEANE)	-	-	46	-	-	-	-	-	-	-	46	-	46
Dividends paid	-	-	-	-	(39)	-	-	-	-	(39)	(39)	-	(39)
Treasury shares	-	-	-	(53)	-	-	-	-	-	-	(53)	-	(53)
Change in consolidation	-	-	-	-	-	-	-	-	-	-	-	(6)	(6)
December 31, 2005	269 383 518	2 290	430	(72)	4 039	882	(3)	2	-	4 920	7 568	126	7 694

March 31, 2006	269 383 518	2 290	430	(58)	4 023	1 055	(4)	(2)	-	5 072	7 734	119	7 853
Gain / (loss) on revaluation of fixed assets reclassified as available for sale assets	-	-	-	-	-	-	3	-	-	3	3	-	3
Gain / (loss) on cash flow hedges	-	-	-	-	-	(607)	-	-	-	(607)	(607)	(2)	(609)
Currency translation adjustment	-	-	-	-	-	-	-	(5)	-	(5)	(5)	(1)	(6)
Income for the period	-	-	-	-	847	-	-	-	-	847	847	(6)	841
Total of gains / (losses) recorded	-	-	-	-	847	(607)	3	(5)	-	238	238	(9)	229
Stock based compensation (ESA)	-	-	-	-	24	-	-	-	-	24	24	-	24
Dividends paid	-	-	-	-	(81)	-	-	-	-	(81)	(81)	(1)	(82)
Treasury shares	-	-	-	22	-	-	-	-	-	-	22	-	22
Other	-	-	-	-	19	(21)	9	(7)	-	-	-	4	4
December 31, 2006	269 383 518	2 290	430	(36)	4 832	427	8	(14)	-	5 253	7 937	113	8 050

Groupe Air France – KLM

CONSOLIDATED STATEMENT OF TOTAL OF GAINS / (LOSSES) RECORDED

In € millions	December 31, 2006	December 31, 2005
Impact of the first application of IAS 32 and IAS 39 :
Derivatives	-	1 148
Investments available-for-sale	-	(3)
Deferred tax	-	(391)

Impact for the period :
Derivatives	(917)	189
Investments available-for-sale	3	-
Deferred tax	310	(64)
Currency translation adjustment	(5)	8

Gains / (losses) directly recorded in equity	(609)	887

Income for the period	847	906

Total of gains / (losses) recorded for the period	238	1 793

Air France-KLM Group

STATEMENTS OF CONSOLIDATED CASH FLOWS

In € millions Period from April 1 to December 31,	Notes	2006	2005
Income for the period – Group		847	906
Minority interests		(6)	14
Amortization, depreciation and operating provisions		1 340	1 314
Financial provisions		16	(1)
Gain on disposals of tangible and intangible assets		(16)	(46)
Loss / (gain) on disposals of subsidiaries and associates		(1)	(1)
Gain on Amadeus GTD transaction	7	-	(504)
Derivatives		45	(5)
Unrealized foreign exchange gains and losses, net		(14)	21
Negative goodwill		-	(5)
Share of (profits) losses of associates		(23)	23
Deferred taxes		243	169
Other non-monetary items		(103)	50
Subtotal		2 328	1 935

(Increase) / decrease in inventories		(11)	(56)
(Increase) / decrease in trade receivables		84	(232)
Increase / (decrease) in trade payables		92	215
Change in other receivables and payables		(178)	169
Net cash flow from operating activities		2 315	2 031
Acquisitions of subsidiaries and investments in associates, net of cash acquired		(23)	(48)
Purchase of property, plant and equipment and intangible assets		(1 709)	(1 935)
Proceeds on disposal of subsidiaries and investments in associates		35	35
Proceeds on Amadeus GTD transaction		-	817
Proceeds on disposal of property, plant and equipment and intangible assets		84	187
Dividends received		6	7
Decrease (increase) in investments, net between 3 months and 1 year		215	55
Net cash used in investing activities		(1 392)	(882)
Issuance of long-term debt		1 085	1 258
Repayments on long-term debt		(449)	(455)
Payment of debt resulting from finance lease liabilities		(498)	(353)
New loans		(40)	(108)
Repayments on loans		50	56
Dividends paid		(82)	(41)
Net cash flow from financing activities		66	357

Effect of exchange rate on cash and cash equivalents		(3)	1

Change in cash and cash equivalents		986	1 507

Cash and cash equivalents at beginning of period		2 844	2 238
Cash and cash equivalents at end of period		3 830	3 745
Income tax paid (flow included in operating activities)		(306)	(1)
Interest paid (flow included in operating activities)		(287)	(239)
Interest received (flow included in operating activities)		179	101

Air France-KLM Group

NOTES TO THE INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

April 1, 2006 – December 31, 2006

Air France-KLM Group

    1.  BUSINESS DESCRIPTION

As used herein, the term "Air France–KLM" refers to Air France – KLM, a limited liability company organized under French law, without its consolidated subsidiaries. The terms the "Group" refer to Air France – KLM together with its consolidated subsidiaries.

The Company is headquartered in France and is one of the largest airlines in the world. The Company’s core business is passenger transportation. The Company’s activities also include cargo, industrial maintenance and other air-transport related activities, including principally catering and charter services.

The company Air France – KLM domiciled 2 rue Robert Esnault-Pelterie 75007 Paris – France, is the parent company of the Air France – KLM group.

The Group’s functional currency is the euro.

    2.  SIGNIFICANT EVENTS OF THE PERIOD

On September 11, 2006, the company Air France, subsidiary of the Group Air France-KLM issued € 550 million bonds maturing on January 22, 2014.

    3.  ACCOUNTING POLICIES

  3.1.  Accounting principles

Accounting principles used for the interim condensed consolidated financial statements as of December 31, 2006 are the same as those used as of March 31, 2006 and described in the consolidated financial statements of the year ended March 31, 2006.

Concerning employee benefits, although the IFRIC has yet to deliver its final conclusions, the Group defined its accounting position based on various publications, and particularly the “IFRIC Update” dated September 2005 and the “IFRIC D19” whose comment period ended on October 30, 2006.

According to these, the KLM pension fund surplus must be fully recognized in the balance sheet.

The interim condensed consolidated financial statements as of December 31, 2006 are prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Commission for use in the European Union ; and must be read in connection with the annual consolidated financial statements as of March 31, 2006. They have been prepared in accordance with those IFRS as of February 13, 2007, date on which the accounts have been approved by the Board of Directors.

3.2.    Preparation of interim condensed consolidated financial statements

Revenues and income from current operations are characterized by their seasonal nature related to a high level of activity during the first half of the fiscal year. This phenomenon varies in magnitude depending on the year. In accordance with IFRS, revenues and the related expenses are recognized over the period in which they are realized and incurred respectively.

For the interim statements, the tax charge (current and deferred) is calculated by applying to the book income for the period the estimated annual average tax rate for the current year for each entity or tax group.

Air France-KLM Group

3.3.    Use of estimates

The preparation of the interim condensed consolidated financial statements in conformity with current accounting policies requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses. The main items are:

■	Revenue recognition related to deferred revenue on ticket sales,
■	Tangible and intangible assets,
■	Financial assets,
■	Deferred tax assets
■	Provisions

The Group’s management makes these estimates and assessments continuously on the basis of its past experience and various other factors considered to be reasonable.

Actual results could differ from these estimates depending on changes in the assumptions used or different conditions.

Air France-KLM Group

4.    INFORMATION BY ACTIVITY AND GEOGRAPHICAL AREA

The Air France-KLM group’s primary reporting format is business segmentation.

Business segments’ results are those that are either directly attributable or that can be allocated on a reasonable basis to these business segments. Amounts allocated to business segments mainly correspond as far as the income statement is concerned, to the current operating income and the share of results of associates. Other elements of the income statement are presented in the “not allocated” column.

Inter-segment transactions are evaluated based on normal market conditions.

The Air France-KLM Group’s secondary reporting format is geographical segmentation, based on origin of sales.

Only passenger and cargo traffic revenues are allocated by geographical area of destination.

Business segments

Passenger: Passenger operating revenues primarily come from passenger transport services on scheduled flights with one of the Companies’ airline code, including flights operated by other airlines under code-sharing agreements. They also include commissions paid by SkyTeam alliance partners, revenues from excess baggage and airport services supplied by the Group to third party airlines and services linked to IT systems.

Cargo: Cargo operating revenues come from freight transport on flights under the Companies’ codes, including flights operated by other partner airlines under code-sharing agreements. Other cargo revenues are derived principally from sales of cargo capacity to third parties.

Maintenance: Maintenance operating revenues are generated through maintenance services provided to other airlines and customers globally.

Other: The revenues from this segment come primarily from catering supplied by the group to third-party airlines and to charter flights operated primarily by Transavia.

Geographical segments

Group activities are broken down into five geographical regions:

-	Europe and North Africa
-	Caribbean, French Guiana and Indian Ocean
-	Africa, Middle East
-	Americas, Polynesia
-	Asia and New Caledonia

Air France-KLM Group

4.1    Information by business segment

•	Nine month period ended December 31, 2006

In € millions	Passenger	Cargo	Maintenance	Other	Non allocated	Total
Total sales	14 597	2 260	2 114	1 143	-	20 114
Intersegment sales	(586)	(18)	(1 374)	(452)	-	(2 430)
External sales	14 011	2 242	740	691	-	17 684
Income from current operations	1 036	84	41	70	-	1 231
Income from operating activities	1 036	84	41	70	(15)	1 216
Share of profits (losses) of associates	-	-	1	22	-	23
Net cost of financial debt and other financial income and expenses	-	-	-	-	(170)	(170)
Income taxes	-	-	-	-	(228)	(228)
Net income from continuing operations	1 036	84	42	92	(413)	841

•	Nine month period ended December 31, 2005

In € millions	Passenger	Cargo	Maintenance	Other	Non allocated	Total
Total sales	13 348	2 190	1 986	1 075	-	18 599
Intersegment sales	(523)	(19)	(1 338)	(468)	-	(2 348)
External sales	12 825	2 171	648	607	-	16 251
Income from current operations	700	143	64	33	-	940
Income from operating activities	700	143	64	33	528	1 468
Share of profits (losses) of associates	-	-	-	(23)	-	(23)
Net cost of financial debt and other financial income and expenses	-	-	-	-	(197)	(197)
Income taxes	-	-	-	-	(328)	(328)
Net income from continuing operations	700	143	64	10	3	920

Air France-KLM Group

4.2    Information by geographical area

Sales by geographical area

•	Nine month period ended December 31, 2006

In € millions	Europe North Africa	Caribbean, French Guiana Indian Ocean	Africa, Middle East	Americas, Polynesia	Asia New Caledonia	Total

Scheduled passenger	8 772	291	869	2 230	1 072	13 234
Other passenger sales	552	45	31	62	87	777
Total passenger	9 324	336	900	2 292	1 159	14 011
Scheduled cargo	908	28	139	267	736	2 078
Other cargo sales	113	3	6	17	25	164
Total cargo	1 021	31	145	284	761	2 242
Maintenance	733	-	-	-	7	740
Others	671	14	6	-	-	691
Total	11 749	381	1 051	2 576	1 927	17 684

•	Nine month period ended December 31, 2005

In € millions	Europe North Africa	Caribbean, French Guiana Indian Ocean	Africa, Middle East	Americas, Polynesia	Asia New Caledonia	Total
Scheduled passenger	8 055	294	836	1 907	964	12 056
Other passenger sales	581	43	26	41	78	769
Total passenger	8 636	337	862	1 948	1 042	12 825
Scheduled cargo	888	27	123	249	728	2 015
Other cargo sales	103	3	6	19	25	156
Total cargo	991	30	129	268	753	2 171
Maintenance	642	-	-	-	6	648
Others	591	11	5	-	-	607
Total	10 860	378	996	2 216	1 801	16 251

Air France-KLM Group

Traffic sales by geographical area of destination

•	Nine month period ended December 31, 2006

In € millions	Europe North Africa	Caribbean, French Guiana Indian Ocean	Africa, Middle East	Americas, Polynesia	Asia New Caledonia	Total

Scheduled passenger Scheduled cargo	5 427 53	861 149	1 783 267	3 130 642	2 033 967	13 234 2 078
Total	5 480	1 010	2 050	3 772	3 000	15 312

•	Nine month period ended December 31, 2005

In € millions	Europe North Africa	Caribbean, French Guiana Indian Ocean	Africa, Middle East	Americas, Polynesia	Asia New Caledonia	Total

Scheduled passenger Scheduled cargo	5 092 56	843 139	1 659 239	2 670 625	1 792 956	12 056 2 015
Total	5 148	982	1 898	3 295	2 748	14 071

5.    EXTERNAL EXPENSES

In € millions Nine month period ended December 31,	2006	2005
Aircraft fuel	3 264	2 717
Chartering costs	491	449
Aircraft operating lease costs	453	476
Landing fees and en route charges	1 306	1 221
Catering	319	307
Handling charges and other operating costs	952	904
Aircraft maintenance costs	661	532
Commercial and distribution costs	913	927
Other external expenses	1 579	1 506
Total	9 938	9 039

The “Other external expenses” correspond mainly to rent expenses and insurance costs.

Air France-KLM Group

6.    SALARIES AND NUMBER OF EMPLOYEES

Salaries and related costs

In € millions Nine month period ended December 31,	2006	2005
Wages and salaries	3 658	3 489
Social contributions and	1 174	1 044
Net periodic pension cost	103	154
Expenses related to share-based compensation	23	22
Other expenses	19	23

Total	4 977	4 732

Average number of employees
Nine month period ended December 31,	2006	2005

Flight deck crew	8 006	7 851
Cabin crew	20 678	20 268
Ground staff	74 443	74 172
	103 127	102 291

7.    SALES OF AIRCRAFT EQUIPMENT AND OTHER NON-CURRENT

       INCOME AND EXPENSES

During the period ended December 31, 2006, a net gain on sales of aircraft equipment that amounts to € 10 million, corresponds primarily to the sale of 4 aircrafts.

AFPL has recorded a loss for an amount of € 20 million in relation to an aircraft due to the future disposal of this aircraft.

During the year ended March 31, 2005, Air France and the other air carrier shareholders in Amadeus GTD initiated discussions with private equity investment funds to launch, through a company, WAM Acquisition SA, in which they are become shareholders, a tender offer for Amadeus GTD at a price of € 7.35 per share. This Leveraged Buy Out (LBO) allowed Air France to recognize a gain, while remaining an Amadeus GTD shareholder through the new company. The offer closed early in July 2005 and the pre-tax gain on this transaction totaled € 504 millions.

8.    SUBSEQUENT EVENTS

There has been no significant event since the close of the period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: February 14, 2007	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations